The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission.
We are not using the prospectus supplement and the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-83212
SUBJECT TO COMPLETION, DATED OCTOBER 1, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 1, 2002)

$
Centex Corporation
                  % Senior Notes due

          The notes will bear interest at the rate of           % per year. Interest on the notes is payable on                     and                     of each year, beginning on                     , 2004. The notes will mature on                     . We may redeem some or all the notes at any time. The redemption prices are discussed under the caption “Description of Notes  — Optional Redemption.”

      The notes will be senior unsecured obligations of our company and will rank equally with all of our other senior unsecured indebtedness.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total

Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Centex (before expenses)%		$

      Interest on the notes will accrue from                     , 2003 to date of delivery.

      The underwriters expect to deliver the notes to purchasers on or about                     , 2003.

Joint Bookrunners

Citigroup	JPMorgan

Banc of America Securities LLC

Banc One Capital Markets, Inc.

Credit Lyonnais Securities

                    , 2003

CENTEX
USE OF PROCEEDS
SELECTED FINANCIAL DATA
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL OPINIONS
EXPERTS
ABOUT THIS PROSPECTUS
CENTEX
Home Building
Financial Services
Construction Products
Contracting and Construction Services
Investment Real Estate
Home Services
WHERE YOU CAN FIND MORE INFORMATION
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
General Information About the Debt Securities
Covenants Included in the Indentures
Payment of Principal, Interest and Premium; Transfer of Securities
Specific Characteristics of Our Debt Securities
Global Certificates
Events of Default
Defeasance of Debt Securities
Consolidation, Merger or Sale of Centex
Modification of the Indentures
Certificates and Opinions to be Furnished to Trustee
Report to Holders of Debt Securities
The Trustee
Ratings of Our Debt Securities By Rating Agencies
Method for Calling Meetings of the Holders of Debt
Governing Law
Notices to Holders of Debt Securities
DESCRIPTION OF CAPITAL STOCK
Common Stock
Preferred Stock
Anti-Takeover Provisions
Transfer Agent and Registrar
Stockholder Rights Plan
DESCRIPTION OF WARRANTS
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
PLAN OF DISTRIBUTION
Sale through Underwriters or Dealers
Direct Sales and Sales through Agents
Delayed Delivery Contracts
General Information
LEGAL OPINIONS
EXPERTS

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Prospectus

CENTEX

     Through its various subsidiaries, Centex Corporation is one of the nation’s largest home builders and general building contractors. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in five principal business segments. Our principal business segments and each segment’s percentage contribution to total business segment operating earnings in the three months ended June 30, 2003 and the fiscal years ended March 31, 2003 and 2002 are set forth in the table below.

		Fiscal Years Ended
	Three Months	March 31,
	Ended
Segment	June 30, 2003	2003	2002

Home Building	62%	68%	66%
Financial Services	26%	16%	14%
Construction Products	9%	10%	9%
Construction Services	2%	3%	5%
Investment Real Estate	2%	5%	6%
Other	(1%)	(2%)	—%

     This table does not reflect the effect of corporate general and administrative expenses. The segment entitled “Other” represents our home services operations, which are not material for purposes of segment reporting.

     Our principal business segments are somewhat cyclical and sensitive to changes in economic conditions, including levels of employment, consumer confidence, interest rate levels and changes in the economic condition of the local markets in which we operate. We attempt to mitigate certain of these risks by diversifying into multiple industries and operating in numerous geographic regions.

     In this prospectus supplement, unless the context otherwise requires, the term “we” (and related terms such as “us” and “our”) refers to Centex Corporation and its consolidated subsidiaries. However, in the context of a discussion of one of the business segments of Centex Corporation, the term “we” (and related terms) refers to such business segment.

Home Building

     Our conventional Home Building subsidiary, Centex Homes, purchases and develops land or lots and constructs and sells single-family homes, townhomes and low-rise condominiums. Centex Homes has participated in the conventional homebuilding business since 1950 and is the only company to rank among the nation’s top 10 homebuilders for each of the past 35 years, according to Professional Builder magazine. Centex Homes sells to both first-time and move-up buyers. In fiscal 2003, over 81% of the homes we sold were single-family detached homes, and the remainder were townhomes and low-rise condominiums.

     Centex Homes follows a strategy of reducing exposure to market volatility by diversifying operations across geographically and economically diverse markets. As of June 30, 2003, Centex Homes was building in 562 neighborhoods in 93 market areas, which are located in 26 states and in Washington, D.C. In fiscal 2003, Centex Homes closed sales of a total of 26,427 homes, ranging in price from approximately $57,000 to $1.6 million, with an average sale price of approximately $220,183. Our sales (orders) backlog in units at the end of fiscal 2003 and 2002 was 12,050 and 9,371, respectively. In the three months ended June 30, 2003, Centex Homes closed sales of 6,349 homes with an average sale price of approximately $232,699. Our sales (orders) backlog in units as of June 30, 2003 was 14,111.

     Summarized below by geographic area are Centex Homes’ home closings for the three months ended June 30, 2003 and each of the fiscal years in the five-year period ended March 31, 2003.

	For the Three
	Months Ended
	June 30, 2003	For Fiscal Years Ended March 31,

		2003	2002	2001	2000	1999

Closings (in units):
Mid-Atlantic	1,114	4,501	3,877	3,395	3,058	2,332
Southeast	1,126	4,851	4,440	4,137	4,142	3,559
Midwest	1,224	4,695	3,688	3,296	3,089	2,062
Southwest	1,731	8,157	6,910	5,661	4,923	3,779
West Coast	1,154	4,223	4,045	4,170	3,692	3,060

Total	6,349	26,427	22,960	20,659	18,904	14,792

Average Sales Price (in thousands)	$233	$220	$214	$206	$192	$186

     Our practice has been to acquire land, build homes on the land and sell the homes within 24 to 36 months from the date of land acquisition. Generally, this involves acquiring land that is properly zoned and is either ready for development or, to some degree, already developed. The purchase of finished lots generally allows us to shorten the lead time to commence construction and reduces the risks of unforeseen improvement costs and volatile market conditions. We have acquired a substantial amount of finished and partially improved lots and land through option agreements that we exercise over specified time periods or, in certain cases, as the lots are needed. At June 30, 2003, Centex Homes owned approximately 64,600 lots and had rights to purchase approximately 72,000 additional lots.

Financial Services

     Our Financial Services operations engage primarily in the residential mortgage banking business, as well as in other financial services that are related to the residential mortgage market. These operations include mortgage loan origination, servicing and other related services for purchasers of homes sold by our Home Building operations and other homebuilders, as well as sub-prime home equity lending and the sale of title insurance and various other insurance coverages.

     Conforming Mortgage Banking

     We established CTX Mortgage Company, LLC and its predecessors and affiliates, or CTX Mortgage, to provide mortgage financing for homes built by Centex Homes. By opening CTX Mortgage offices in Centex Homes’ housing markets, we have been able to provide mortgage financing for an average of 68% of Centex Homes’ sales, other than cash sales, over the past five fiscal years. In the three months ended June 30, 2003, this capture ratio was 74%. In 1985, we expanded CTX Mortgage’s operations to include mortgage loans that are not associated with the sale of homes built by Centex Homes. At March 31, 2003, CTX Mortgage had 223 offices located in 36 states.

     CTX Mortgage provides mortgage loan origination and other mortgage-related services for Federal Housing Administration insured loans, Department of Veterans’ Affairs guaranteed loans and conventional loans on homes that Centex Homes or others build and sell, as well as for resale homes and the refinancing of existing mortgage loans. Our loans are generally first-lien mortgage loans secured by one- to four-family residences. A majority of our conventional loans qualify for inclusion in programs sponsored by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. These loans are known in the industry as “conforming” loans. Substantially all the remainder of the loans are:

•	pre-approved and individually underwritten by CTX Mortgage or investors who subsequently purchase the loans on a whole loan basis;

•	funded by investors who pay a broker fee to CTX Mortgage for referring a loan; or

•	individually underwritten by CTX Mortgage and subsequently sold to investors on a bulk or mini-bulk basis.

     CTX Mortgage originates conventional and government mortgage loans with the intention of selling or securitizing the mortgage loans and selling the related servicing rights. We generally do not retain mortgage loan servicing rights after the sale or securitization of the related mortgage loan. Most of the mortgage loans originated by us are sold and the servicing is transferred before the second installment is due from the borrower. In connection with our role as interim servicer, we provide collection efforts relating to early payment defaults, as well as quality control audits to ensure the proper documentation necessary to pool and sell mortgage loans.

     In fiscal 2000, CTX Mortgage entered into a mortgage loan purchase agreement with Harwood Street Funding I, LLC, referred to as HSF-I. Under this agreement, HSF-I is obligated to purchase from CTX Mortgage, on a revolving basis, mortgage loans that satisfy certain eligibility criteria and portfolio requirements, up to HSF-I’s financing limit of $3.0 billion. Pursuant to this agreement, CTX Mortgage sells to HSF-I substantially all of the conforming and Jumbo “A” mortgage loans originated by CTX Mortgage. CTX Mortgage services the mortgage loans owned by HSF-I and, as servicer, arranges for the sale by HSF-I of the mortgage loans into the secondary market. CTX Mortgage does not retain any loan servicing rights after the sale by HSF-I of these loans. As of June 30, 2003, CTX Mortgage was servicing approximately $2.5 billion of mortgage loans owned by HSF-I. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Pursuant to FIN 46, HSF-I will be consolidated in our financial statements beginning July 1, 2003. The consolidation of HSF-I will increase Financial Services’ debt. At June 30, 2003, HSF-I had approximately $2.5 billion in outstanding debt. HSF-I’s debt does not have recourse to Centex Corporation, and the consolidation of this debt is not expected to change our credit profile or debt ratings.

     CTX Mortgage enters into various financial agreements, in the normal course of business, in order to manage the exposure to changing interest rates as a result of having issued loan commitments to its borrowers at a specified price and for a specified period of time. CTX Mortgage, through its centralized secondary marketing department, generally sells mortgage loans for future delivery at a specified price at the time the borrower locks its interest rate option. CTX Mortgage utilizes these forward sale commitments to mitigate the risk of reductions in value of the mortgage loans sold to HSF-I and mortgage loans financed under CTX Mortgage’s credit facilities.

     Sub-Prime Home Equity Lending

     We formed the predecessors of Centex Home Equity Company, LLC, or Home Equity, in fiscal 1995. The business of Home Equity involves the origination of primarily non-conforming home equity loans. The sub-prime lending market comprises borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including credit histories that may limit a borrower’s access to credit or a borrower’s need for specialized loan products such as cash-out refinance and jumbo loans. Since its inception, Home Equity has focused on lending to individuals who have substantial equity in their homes but have impaired or limited credit histories. Substantially all of Home Equity’s loans are secured by first mortgage liens on one- to four- family residences.

     At March 31, 2003, Home Equity had 162 offices doing business in 47 states. Home Equity originates home equity loans through five major origination sources:

•	retail branch network;

•	broker referral network;

•	referrals from its conforming mortgage affiliate, CTX Mortgage;

•	correspondent mortgage banker network; and

•	Home Equity’s direct sales unit that sources loans through telemarketing, direct sales and the Internet.

     Substantially all of the home equity mortgage loans produced by Home Equity are securitized, generally on a quarterly basis. Home Equity retains the servicing rights associated with these securitized loans and is the long-term servicer of these loans. Servicing encompasses, among other activities, the following processes: billing, collection of payments, movement of cash to the payment clearing bank accounts, investor reporting, customer help, recovery of delinquent payments, instituting foreclosure and liquidation of the underlying collateral. As of June 30, 2003, Home Equity was servicing a sub-prime loan portfolio of approximately $5.9 billion.

     In fiscal 2001, Home Equity entered into a mortgage loan purchase agreement with Harwood Street Funding II, LLC, an entity that is consolidated with Centex Corporation, referred to as HSF-II. Under this agreement, HSF-II is obligated to purchase from Home Equity, on a revolving basis, home equity loans that satisfy certain eligibility criteria and portfolio requirements, up to HSF-II’s financing limit of $1.5 billion. Pursuant to this agreement, Home Equity sells to HSF-II home equity loans originated or acquired by Home Equity and continues to service these loans for HSF-II. Home Equity, on behalf of HSF-II, arranges for the sale or securitization of the home equity loans purchased by HSF-II.

     Home Equity uses interest rate swap agreements to hedge the market risk associated with carrying its inventory of home equity loans held for securitization. Home Equity will generally pool mortgage loans in anticipation of securitization for up to 120 days. The home equity loans that are not securitized are either sold by Home Equity to investors on a whole-loan basis or retained and serviced by Home Equity as portfolio loans.

     Securitizations completed by Home Equity prior to March 31, 2000 were structured in a manner that caused them to be accounted for as sales, and the resulting gains on such sales were reported in Home Equity’s operating results during the period in which the securitization was completed. During fiscal 2000, we concluded that the long-term benefits of converting to the “portfolio” method to report Home Equity’s operating results significantly outweigh the short-term benefit of higher earnings under the “gain on sale” method previously used for Home Equity’s mortgage loan securitizations. Accordingly, effective as of March 31, 2000, Home Equity elected to structure all of its future loan securitizations in a manner that results in the utilization of the “portfolio” method for reporting its operating results. This change has no effect on the profit recognized over the life of each mortgage loan. Rather, the change merely affects the timing of profit recognition.

     Other Financial Services Operations

     We offer title agent, title underwriting, closing, appraisal and other settlement services in 25 states under the names of Commerce Title Company, Commerce Title Agency and Commerce Title Insurance Company. Through Westwood Insurance, a multi-line property and casualty insurance agency, we market homeowners and auto insurance to some of our customers and customers of approximately 24 other home builders in 50 states. Westwood Insurance also provides coverage for some commercial customers. Our Technologies Group, headquartered in Edmund, Oklahoma, provides mortgage quality control services, owns and operates an automated mortgage processing system and provides the mortgage industry with regulations and guidelines in an electronic format.

Construction Products

     Construction Products’ operations include the manufacture, production, distribution and sale of cement, gypsum wallboard, recycled paperboard, aggregates and readymix concrete. In fiscal 1995, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Primarily as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 64.9% as of June 30, 2003.

     On July 21, 2003, we announced the planned tax-free spin-off of our entire equity interest in Centex Construction Products, Inc. The spin-off is contingent upon approval by the Centex Construction Products, Inc. shareholders, approval by the Internal Revenue Service of the tax-free nature of the spin-off and satisfaction of certain other conditions. We anticipate that the spin-off will be concluded on or about December 31, 2003. As a result of the spin-off, the assets and liabilities of Centex Construction Products will no longer be included in our balance sheet and its revenues and earnings will no longer be included in our results of operations. For information regarding the assets, revenues and earnings of Centex Construction Products, see the business segments financial information included in our joint annual report on Form 10-K for the year ended March 31, 2003 and in our joint quarterly report on Form 10-Q for the three months ended June 30, 2003.

Construction Services

     Our Construction Services operations involve the construction of buildings for both private and government interests, including hospitals, hotels, office buildings, correctional facilities, schools, shopping centers, airports, parking garages, sport stadiums, post offices and convention and performing arts centers. Our contracting and construction services work is performed through our construction group nationwide. Construction Services is made up of four principal operating companies with various geographic locations and project niches. New contracts for the group for fiscal 2003 totaled $0.86 billion versus $1.46 billion for fiscal 2002. The backlog of uncompleted projects at March 31, 2003 was $1.52 billion compared to $2.18 billion at March 31, 2002. The backlog of uncompleted projects at June 30, 2003 was $1.4 billion.

     Construction contracts primarily fit into one of two formats: negotiated or competitive bid. In a negotiated format, the contractor bids a fee (fixed or percentage) over the cost of the project and, in many instances, agrees that the final cost will not exceed a designated amount. These contracts may include a provision whereby the owner will pay a part of any savings from the guaranteed amount to the contractor. In a competitive-bid format, Construction Services will bid a fixed amount to construct the project based on an evaluation of detailed plans and specifications. At June 30, 2003, approximately 87% of uncompleted backlog was negotiated.

Investment Real Estate

     Our Investment Real Estate operations involve the acquisition, development and sale of land, primarily for industrial, office, multi-family, retail, residential and mixed-use projects. Investment Real Estate conducts its operations directly and through our investment in Centex Development Company, L.P. Centex Development Company is not consolidated with Centex Corporation and is accounted for on the equity method of accounting. The largest component of Centex Development Company is its international homebuilding segment, which operates through Fairclough Homes, a London, England-based homebuilder.

USE OF PROCEEDS

     The net proceeds from the sale of the notes, which we estimate to be $               , after deducting underwriting discounts and our estimated expenses of the offering, will be used for general corporate purposes, including repayment of commercial paper borrowings and borrowings under a bank credit facility. The commercial paper borrowings to be repaid will be in the amount of approximately $165,000,000 and the bank credit borrowings are in the amount of approximately $54,000,000 and have a current interest rate of 1.62% per annum. The borrowings to be repaid from the proceeds of this offering were incurred for working capital, to satisfy scheduled debt maturities and for other general corporate purposes. As of June 30, 2003, we had no outstanding commercial paper borrowings (excluding short-term debt of our subsidiaries). Commercial paper borrowings and other short-term debt vary on a seasonal basis and are used to fund the working capital needs of all of our operations, other than Centex Construction Products, Inc., which funds or arranges funding for its own working capital needs.

SELECTED FINANCIAL DATA

     In the table below we provide you with selected consolidated financial information prepared based on our audited consolidated financial statements for each of the fiscal years in the five-year period ended March 31, 2003 and our unaudited consolidated financial statements for the three-month periods ended June 30, 2003 and June 30, 2002. The financial statements for each of the fiscal years in the four-year period ended March 31, 2003 (other than our consolidated balance sheet as of March 31, 2000) have been audited by Ernst & Young LLP, independent auditors. The financial statements for each of the fiscal years in the three year period ended March 31, 2001 have been audited by Arthur Andersen LLP.

     When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that we have included in our joint annual report on Form 10-K for the year ended March 31, 2003 and our joint quarterly report on Form 10-Q for the quarter ended June 30, 2003. You can obtain these reports by following the instructions we provide under “Where You Can Find More Information” in the accompanying prospectus. Balance sheet information presented in the table below is as of the end of the applicable period.

	Three Months Ended
	June 30,		Fiscal Years Ended March 31,

	2003	2002	2003	2002	2001	2000	1999

			(In thousands, except ratios and per share amounts)
Revenues	$2,316,718	$1,811,413	$9,117,241	$7,748,430	$6,710,735	$6,008,136	$5,200,666
Earnings from Continuing Operations(1)	142,334	87,270	555,919	382,226	281,977	257,132	231,962
Stockholders’ Equity	2,748,571	2,210,231	2,657,846	2,116,773	1,714,064	1,419,349	1,197,639
Total Assets	12,099,137	9,455,972	11,610,536	8,985,455	6,649,043	3,987,903	4,267,909
Debt (with Financial Services reflected on the equity method) (2)	2,083,960	1,909,870	2,105,880	1,791,752	1,464,993	898,068	587,955
Financial Services’ Debt	5,483,846	3,804,644	4,998,819	3,485,027	2,054,898	415,327	1,322,944

Total Debt, Consolidated	7,567,806	5,714,514	7,104,699	5,276,779	3,519,891	1,313,395	1,910,899

Capitalization (with Financial Services reflected on the equity method) (2) (3)	5,054,839	4,279,694	4,932,217	4,059,840	3,320,548	2,495,784	1,991,298
Financial Services Capitalization (3)	5,905,076	4,133,532	5,380,226	3,797,355	2,323,155	620,080	1,443,890
Consolidation Adjustments	(419,301)	(327,162)	(379,671)	(310,353)	(266,124)	(202,931)	(119,092)

Total Capitalization, Consolidated	10,540,614	8,086,064	9,932,772	7,546,842	5,377,579	2,912,933	3,316,096

Debt as a Percentage of Capitalization (3)
Debt (with Financial Services reflected on the equity method) (2)	41.2%	44.6%	42.7%	44.1%	44.1%	36.0%	29.5%
Total Debt, Consolidated	71.8%	70.7%	71.5%	69.9%	65.5%	45.1%	57.6%
Per common share (continuing operations)(1):
Earnings per share — Basic	$2.32	$1.42	9.15	$6.31	$4.77	$4.34	$3.90
Earnings per share — Diluted	$2.22	$1.37	8.83	$6.11	$4.65	$4.22	$3.75
Cash Dividends	$0.04	$0.04	0.16	$0.16	$0.16	$0.16	$0.16

(1)	For the three months ended June 30, 2002 and 2003, represents earnings from continuing operations, excluding earnings or losses attributable to our manufacturing housing operations, which are classified as discontinued operations.

(2)	Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method. We believe that separate disclosure of the consolidating information is useful because the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries; the Financial Services subsidiaries have structured their financing programs substantially on a stand-alone basis; and Centex Corporation has limited obligations with respect to the indebtedness of the Financial Services subsidiaries. Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.

(3)	Capitalization is composed of Debt, Negative Goodwill, Minority Interest and Stockholders’ Equity.

Ratio of Earnings to Fixed Charges

Three Months Ended
	June 30,		Fiscal Years Ended March 31,

	2003	2002	2003	2002	2001	2000	1999

Total enterprise	3.26x	2.52x	3.33x	3.02x	3.18x	4.52x	4.31x
Total enterprise (with Financial Services reflected on the equity method)	4.55x	3.74x	5.12x	4.51x	4.83x	7.00x	7.99x

     These computations include Centex Corporation, and except as otherwise noted, our subsidiaries and 50% or less owned companies. For these ratios, fixed charges include:

•	interest expense and amortization of debt discount;

•	interest capitalized during the period; and

•	an interest factor attributable to rentals.

     Earnings include the following components:

•	income from continuing operations before minority interests in consolidated subsidiaries adjusted for undistributed income and loss from equity investments (including our equity investment in Centex Development Company, L.P.);

•	fixed charges as defined above, but excluding interest capitalized; and

•	amortization of capitalized interest.

     To calculate the ratio of earnings to fixed charges, with Financial Services reflected on the equity method, the applicable interest expense, including an interest factor attributable to rentals, was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount. The amount of interest expense, including an interest factor attributable to rentals, deducted in each period was approximately $51.6 million and $45.3 million for the three months ended June 30, 2003 and June 30, 2002 and approximately $186.6 million, $159.1 million, $95.8 million, $62.1 million, and $81.1 million for the years ended March 31, 2003, 2002, 2001, 2000 and 1999. The amount of earnings deducted in each period was approximately $65.6 million and $24.3 million for the three months ended June 30, 2003 and June 30, 2002 and approximately $161.8 million, $114.7 million, $19.7 million, $32.7 million and $92.5 million for the years ended March 31, 2003, 2002, 2001, 2000 and 1999.

     The ratios in the table above with Financial Services reflected on the equity method are presented only to provide investors an alternative method of measuring our ability to utilize earnings from our other business segments to cover our fixed charges related to these business segments. The principal reasons why we present these computations are as follows:

•	the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

•	the Financial Services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

•	Centex Corporation has limited obligations with respect to the indebtedness of the Financial Services subsidiaries.

     Management uses this information in its financial and strategic planning. We also use this presentation to allow investors to compare us to homebuilders that do not have financial services operations.

Outstanding Debt

     The following table sets forth the senior and subordinated debt of Centex Corporation as of June 30, 2003. Except as otherwise indicated, the table excludes debt of Centex Corporation’s subsidiaries.

Senior debt:
Commercial paper borrowings and other short-term debt (1)	$54,200,000
Medium-Term Notes, 2.33% to 7.95%, due through 2007	281,000,000
Long-Term Notes, 4.75% to 9.75%, due through 2012	1,508,170,000
Other (2)	25,214,500

Total senior debt	1,868,584,500

Subordinated debt:
8.75% Subordinated Debentures due in 2007	99,711,000
7.38% Subordinated Debentures due in 2006	99,906,000

Total subordinated debt	199,617,000

Total debt	$2,068,201,500

(1)	This debt represents short-term debt of a subsidiary for which Centex Corporation and the subsidiary are jointly liable.

(2)	Consists of $24,069,000 of debt of a subsidiary and approximately $1,145,500 of debt of Centex Development Company, L.P., which Centex Corporation has guaranteed.

DESCRIPTION OF NOTES

     The following description of the particular terms of the notes supplements the description of the general terms of the debt securities set forth under the heading “Description of Debt Securities” in the accompanying prospectus. If the descriptions are inconsistent, this prospectus supplement controls. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the notes are summaries, do not purport to be complete and are subject to, and qualified by reference to, the provisions of the notes and the Indenture.

General

     We will issue the notes as a separate series of debt securities under the Indenture, dated as of October 1, 1998, between us and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee. For a more complete description of the Indenture, see “Description of Debt Securities” in the accompanying prospectus. The notes are unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. We will issue the notes with an initial aggregate principal amount of $ .

     The notes will bear interest from               payable on                and               of each year, commencing . Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the note is registered at the close of business on the               or                next preceding the               or                interest payment date. The notes will mature on               , and will accrue interest at a rate of               % per year.

     The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000. We will initially issue the notes in global book-entry form. So long as the notes are in book-entry form, we will make payments on the notes to the depository or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. See “Book-Entry System.”

     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our Financial Services operations, have ongoing corporate debt programs used to finance their business activities. As of June 30, 2003, our subsidiaries had approximately $5.6 billion of outstanding debt (including certain asset securitizations accounted for as borrowings), a portion of which Centex Corporation has guaranteed or is otherwise liable for, as indicated in the table set forth under “Selected Financial Data — Outstanding Debt” above. Moreover, our ability to pay principal and interest on the notes is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The Indenture under which the notes are to be issued does not contain any limitation on our ability to incur additional debt or on our subsidiaries’ ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to the notes.

     The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate initial offering price authorized by us for each series. We may, without the consent of the holders of the notes, “reopen” this series of notes on one or more future occasions and issue additional notes under the Indenture in addition to the $               of notes authorized as of the date of this prospectus supplement.

     If any interest payment date, redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the notes may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

     You will not have the right to require us to redeem or repurchase the notes at your option.

Optional Redemption

     We may, at our option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

•	100% of their principal amount, and

•	the present value of the Remaining Scheduled Payments (as defined below) on the notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus basis points ( %).

     We will also accrue interest on the notes to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes (or such portions thereof) called for redemption and the notes will cease to be outstanding.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. “Independent Investment Banker” means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

     “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     “Reference Treasury Dealer” means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors, and, at our option, other primary U.S. government securities dealers in New York City selected by us.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     “Remaining Scheduled Payments” means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Sinking Fund

     There will not be a sinking fund for the notes.

Certain Covenants

     The following covenants apply to the notes.

     Limitation on Liens. We will not and will not permit any of our subsidiaries, other than Centex Financial Services, Inc. and its subsidiaries, to issue, assume or guarantee any indebtedness for borrowed money if that borrowed money is secured by a mortgage, pledge, security interest, lien or other encumbrance (a “lien”) on or with respect to any of our properties or assets or the assets or properties of our subsidiaries or on any shares of capital stock or other equity interests of any subsidiary that owns property or assets, other than Centex Financial Services, Inc. and its subsidiaries, whether, in each case, owned at the date of the Indenture or thereafter acquired, unless:

•	we make effective provision under which the notes are secured equally and ratably with any and all borrowed money that we secure, or

•	the aggregate amount of all of our and our subsidiaries’ secured borrowings, together with all attributable debt (as defined in the Indenture) in respect of sale and lease-back transactions existing at that time, with the exception of transactions that are not subject to the limitation described in “Limitation on Sale and Lease-Back Transactions” below, would not exceed 20% of our and our subsidiaries, consolidated net tangible assets (as defined in the Indenture), as shown on the audited consolidated balance sheet contained in the latest annual report to our stockholders.

     The limitation described above will not apply to:

•	any lien existing on our properties or assets or shares of capital stock or other equity interests at the date of the Indenture,

•	any lien created by a subsidiary in our favor or in favor of one of our wholly-owned subsidiaries,

•	any lien existing on any asset of any corporation or other entity, or on any accession or improvement to that asset or any proceeds from that asset or improvement, at the time that corporation or other entity becomes a subsidiary or is merged or consolidated with or into us or one of our subsidiaries,

•	any lien on any asset existing at the time that asset is acquired, or on any accession or improvement to that asset or any proceeds from that asset or improvement,

•	any lien on any asset, or on any accession or improvement to that asset or any proceeds from that asset or improvement, securing indebtedness we incur or assume for the purpose of financing all or any part of the cost of acquiring or improving that asset, if that lien attaches to that asset concurrently with or within 180 days after the acquisition or improvement of that asset,

•	any lien incurred in connection with pollution control, industrial revenue or any similar financing,

•	any refinancing, extension, renewal or replacement of any of the liens described above if the principal amount of the indebtedness secured is not increased and is not secured by any additional assets, or

•	any lien imposed by law.

     Limitation on Sale and Lease-Back Transactions. Neither we nor any of our subsidiaries may enter into any arrangement with any person, other than with us, under which we or any of our subsidiaries lease any of our properties or assets, except for temporary leases for a term of not more than three years and except for sales and leases of model homes, if that property has been or is to be sold or transferred by us or any of our subsidiaries to that person (referred to in this prospectus supplement as a “sale and lease-back transaction”).

The limitation described above does not apply to any sale and lease-back transaction if:

•	our net proceeds or the net proceeds of our subsidiaries from the sale or transfer are equal to or exceed the fair value, as determined by our Board of Directors, Chairman of the Board, Vice Chairman, President or principal financial officer, of the property so leased,

•	we or any of our subsidiaries would be entitled to incur indebtedness secured by a lien on the property to be leased as described in “Limitation on Liens” above,

•	we, within 180 days of the effective date of any sale and lease-back transaction, apply an amount equal to the fair value of the property so leased to the retirement of our “funded indebtedness” (as defined in the Indenture),

•	the sale and lease-back transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

•	the transaction was consummated prior to the date of the Indenture.

Legal Defeasance

     We will be discharged from our obligations on the notes at any time if:

•	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the notes, and

•	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of the holders of the notes will not change as a result of our performing the action described above.

     If this happens, the holders of the notes will not be entitled to the benefits of the Indenture except for the registration of transfer and exchange of notes and the replacement of lost, stolen or mutilated notes.

Covenant Defeasance

     We will be discharged from our obligations under any restrictive covenant applicable to the notes if we perform both actions described above under the heading “Legal Defeasance.” However, if we cause an event of default apart from breaching a restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes. In that instance, we would remain liable for these amounts.

Form of Notes

     Upon issuance, the notes will be issued in book-entry form and be represented by one or more global securities in registered form, without coupons (the “Global Securities”), which will be issued in a denomination equal to the aggregate outstanding principal amount of the notes and deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depository.

Book-Entry System

     The notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under “Description of Debt Securities — Global Certificates” in the accompanying prospectus will apply to the notes. Thus, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described below and in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form and will not be considered holders of notes.

The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for those book-entry notes on DTC’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“beneficial owner”) is in turn to be recorded on the records of the direct participants and the indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or the indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Security are to be accomplished by entries made on the books of the direct and indirect participants acting on behalf of the beneficial owners. Beneficial owners of a Global Security will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the book-entry notes is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Securities representing the book-entry notes; DTC’s records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the applicable record date.

     Principal, premium, if any, and/or interest, if any, payments on the Global Securities will be made to Cede & Co. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to Cede & Co. is our responsibility and that of the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

     If applicable, redemption notices shall be sent to DTC. If less than all of the book-entry notes of like tenor and terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

     A beneficial owner shall give notice of any option to elect to have its book-entry notes purchased by us, through its participant, to the Trustee, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant’s interest in the securities representing such book-entry notes, on DTC’s records, to the Trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repurchase will be deemed satisfied when the ownership rights in the securities representing such book-entry notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of the securities to the Trustee’s DTC account.

     DTC may discontinue providing its services as securities depository with respect to the book-entry notes at any time by giving us and the Trustee reasonable notice. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed or delivered.

     We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, certificated notes will be printed and delivered.

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy of the information.

Same-Day Settlement and Payment

     Settlement for the notes will be made by the underwriters in immediately available funds. So long as DTC continues to make its “Same-Day Funds Settlement System” available to us:

•	We will make all payments of principal and interest on the notes in immediately available funds.

•	The notes will trade in DTC’s Same-Day Funds Settlement System until maturity.

UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter severally, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of Notes

Citigroup Global Markets Inc.	$
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Banc One Capital Markets, Inc.
Credit Lyonnais Securities (USA) Inc.
Total	$

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed      % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Centex

Per note	%

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $          .

     J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     The underwriters or their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business. Each of the underwriters is affiliated with one or more of our lenders. JPMorgan Chase Bank, an affiliate of JPMorgan, is the Trustee under the Indenture. JPMorgan Chase Bank is also a lender to one of our subsidiaries and will receive approximately $54,000,000 of the sale of the Notes in repayment of these borrowings. The Notes will be offered in accordance with Rule 2710(c)(8) of the Rules of Conduct of the National Association of Securities Dealers, Inc.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL OPINIONS

     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the notes for us. As of September 17, 2003, Mr. Smerge beneficially owned 32,053 shares of our common stock and held options to purchase an additional 202,400 shares of our common stock, of which options covering 103,940 shares were exercisable. Baker Botts L.L.P., Dallas, Texas, our special counsel, will also issue an opinion about the legality of the notes and will pass on, among other things, the enforceability of the Indenture. Certain legal matters in connection with the sale of the notes will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our joint annual report on Form 10-K for the year ended March 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

$1,500,000,000

CENTEX CORPORATION

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

     We may offer from time to time:

•	Senior Debt Securities

•	Subordinated Debt Securities

•	Common Stock

•	Preferred Stock

•	Warrants

•	Stock Purchase Contracts

•	Stock Purchase Units

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

     Our common stock is traded on the New York Stock Exchange under the trading symbol “CTX” and on The London Stock Exchange Limited.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 1, 2002.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. The registration statement also includes a prospectus under which Centex Trust I and Centex Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us, and we may offer our related junior subordinated debt securities and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $1,500,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, stock purchase contracts and stock purchase units we may offer. Each time we use this prospectus to offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

CENTEX

     Through its various subsidiaries, Centex Corporation is one of the nation’s largest home builders and general building contractors. We also provide retail mortgage lending services through various financial services subsidiaries. We currently operate in six principal business segments:

•	Home Building

•	Financial Services

•	Construction Products

•	Contracting and Construction Services

•	Investment Real Estate

•	Home Services

Home Building

     The Home Building business segment includes our conventional Home Building and Manufactured Homes operations.

     Our conventional Home Building operation, Centex Homes, is primarily involved in the purchase and development of land or lots and the construction and sale of single-family homes, town homes and low-rise condominiums.

     At present, our Manufactured Homes operations include the manufacture of residential and park model homes and, to a lesser degree, commercial structures in factories and the sale of these products through company-owned retail outlets and a network of independent dealers.

Financial Services

     The Financial Services segment consists primarily of home financing, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage loan origination and servicing and other related services for purchasers of homes sold by our subsidiaries and others.

Construction Products

     Through our Construction Products operations, we manufacture cement, gypsum wallboard, recycled paperboard, aggregates and ready-mix concrete for distribution and sale. In fiscal 1995, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 65.2% as of December 31, 2001.

Contracting and Construction Services

     Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including (among others) office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational institutions.

Investment Real Estate

     Investment Real Estate operations involve the acquisition, development and sale of land, primarily for industrial, office, multi-family, retail and mixed-use projects, and investments in other real estate operations, including U.K. home building operations.

Home Services

     Our Home Services operations provide pest management, lawn care and electronic security alarm monitoring services to both Centex and non-Centex homeowners.

     Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.

WHERE YOU CAN FIND MORE INFORMATION

     We, together with 3333 Holding Corporation and Centex Development Company, L.P., file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

•	our Joint Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the year ended March 31, 2001;

•	our Joint Quarterly Reports on Form 10-Q of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the quarters ended June 30, 2001, September 30, 2001 and December 31, 2001;

•	our Current Reports on Form 8-K dated June 19, 2001, October 23, 2001, December 5, 2001, January 8, 2002 and January 23, 2002;

•	description of our common stock, $0.25 par value per share, contained in the Registration Statement on Form 8-A dated October 28, 1971 and Form 8 dated November 11, 1971, as such forms may be amended to update such description;

•	description of the 3333 Holding Corporation common stock, $0.01 par value per share, contained in the Registration Statement on Form 10 dated July 12, 1987, as amended by Form 8 dated October 14, 1987, Form 8 dated November 12, 1987 and Form 8 dated November 23, 1987, as such forms may be amended to update such description;

•	description of the warrants to purchase Class B Units of limited partnership interest of Centex Development Company, L.P. contained in the Registration Statement on Form 10 dated July 12, 1987, as amended by Form 8 dated October 14, 1987, Form 8 dated November 12, 1987 and Form 8 dated November 30, 1987, as such forms may be amended to update such description; and

•	description of our preferred stock purchase rights contained in the Form 8-A Registration Statement of Centex Corporation dated October 8, 1996, as amended by Form 8-A/A filed on February 22, 1999, as such forms may be amended to update such description.

     We also incorporate by reference any future filings made with the SEC by Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

Corporate Secretary Centex Corporation 2728 North Harwood Street Dallas, Texas 75201 (214) 981-5000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Statements contained or incorporated by reference in this prospectus and the accompanying prospectus supplement that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of our company. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you purchase securities. These possible events or factors include the following:

•	general economic conditions and interest rates;

•	the cyclical and seasonal nature of our businesses;

•	adverse weather;

•	changes in property taxes and energy costs;

•	changes in federal income tax laws and federal mortgage financing programs;

•	governmental regulation;

•	changes in governmental and public policy;

•	changes in economic conditions specific to any one or more of our markets and businesses;

•	competition;

•	availability of raw materials; and

•	unexpected operations difficulties.

     We refer you to the documents identified above under “Where You Can Find More Information” for a discussion of these factors and their effects on our business.

USE OF PROCEEDS

     Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include:

•	repayments or refinancing of debt;

•	working capital;

•	capital expenditures;

•	acquisitions; and

•	repurchases or redemption of securities.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended
	December 31,		Fiscal Years Ended March 31,

	2001	2000	2001	2000	1999	1998	1997

Total enterprise	2.88x	3.11x	3.18x	4.52x	4.31	4.16x	3.71x
Centex (excluding Financial Services operations)	4.12x	4.59x	4.92x	6.96	7.42x	6.83x	5.22x

     These computations include Centex Corporation and, except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

•	interest on all debt and amortization of debt discount and expense;

•	capitalized interest; and

•	an interest factor attributable to rentals.

     Earnings include the following components:

•	income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

•	fixed charges as defined above, but excluding capitalized interest; and

•	amortization of capitalized interest.

     To calculate the ratio of earnings to fixed charges, excluding our Financial Services operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

     The computations that exclude our Financial Services operations are presented only to provide investors an alternative method of measuring the ability of our earnings to cover our fixed charges. The principal reasons why we present these computations that exclude our Financial Services operations are as follows:

•	the Financial Services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

•	the Financial Services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

•	we have limited obligations with respect to the indebtedness of our Financial Services subsidiaries.

DESCRIPTION OF DEBT SECURITIES

     Any debt securities that we offer will be our direct unsecured general obligations. These debt securities will be either senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee. A debt security is considered “senior” or “subordinated” depending on how it ranks in relation to our other debts. Senior debt securities will generally rank equal to our other senior debt and unsubordinated debt. Holders of our subordinated debt securities will only be entitled to payment after we pay our senior debts, including our senior debt securities.

     Any senior debt securities that we offer will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless specifically stated otherwise, all references below to an article or section refer to that article or section in both indentures.

     We have summarized the material provisions of the indentures in this section, but this is only a summary. The senior indenture and the subordinated indenture have been filed with the SEC and are incorporated by reference in our registration statement that contains this prospectus. See “Where You Can Find More Information.” You should read the indentures for provisions that may be important to you. You should review the applicable indenture for additional information before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.

General Information About the Debt Securities

     Because we are a holding company and all operations are conducted by our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Certain of our operating subsidiaries, principally our Financial Services operations, have ongoing corporate debt programs used to finance their business activities. As of December 31, 2001, our subsidiaries had approximately $3.6 billion principal amount of outstanding debt (including certain asset securitizations accounted for as borrowings). Moreover, our ability to pay principal and interest on our debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The indentures under which the debt securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries’ ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to our senior debt securities and senior in right of payment to our subordinated debt securities.

     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title, type and amount of the debt securities;

•	the total principal amount and priority of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the terms of any right to convert or exchange debt securities into or for shares of our common stock or other securities or property;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

     None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt securities of a series may be issued in registered, bearer, coupon or global form.

Covenants Included in the Indentures

     Under the indentures, we will:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Payment of Principal, Interest and Premium; Transfer of Securities

     Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in Dallas, Texas. We will make payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without having to pay any service charge except for any tax or governmental charge.

Specific Characteristics of Our Debt Securities

     Senior Debt Securities

     Generally, the senior debt securities issued under the senior indenture will rank equally with all of our other senior debt and unsubordinated debt. All series of senior debt securities issued under the senior indenture will rank equally in right of payment with each other and with our other senior debt. Any additional senior debt securities we may issue will rank equally in right of payment with the senior debt securities offered and sold under this prospectus and the related prospectus supplement. Further, the senior indenture does not prohibit us from issuing such additional senior debt securities. Any senior debt securities issued pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities.

     Subordinated Debt Securities

     The subordinated debt securities that may be offered will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt.

     Except in certain circumstances, the subordinated indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, any subordinated debt securities:

•	if we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

•	if there is any default relating to certain senior debt beyond the period of grace, unless and until the default on the senior debt is cured or waived.

     The subordinated indenture does not limit the amount of senior debt that we may incur. All series of subordinated debt securities that may be offered will rank equally in right of payment with each other and with any other subordinated debt that ranks on a parity with the subordinated debt securities.

     Except in certain circumstances, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us or our property, the holders of all senior debt will first be entitled to receive payment in full of the principal and premium, if any, and interest due on the senior debt before the holders of any subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on any subordinated debt securities. Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt may recover less, ratably, than holders of senior debt.

     Under the subordinated indenture, “senior indebtedness” of Centex Corporation includes (1) indebtedness of Centex for borrowed money (other than the subordinated debt securities issued under the subordinated indenture), any guarantee by Centex of indebtedness of another person for borrowed money, capitalized lease obligations of Centex, indebtedness under any performance or payment bond issued in connection with any construction contract to which Centex is or was a party and indebtedness incurred or guaranteed by Centex in connection with the acquisition of any property, asset or business, unless, in each such case, it is provided that such indebtedness or obligation ranks on a parity with or is subordinated to the subordinated debt securities, and (2) any other liability or obligation of Centex that, when created or incurred, is specifically designated as senior indebtedness with respect to the subordinated debt securities. As noted above, any borrowings by us from our subsidiaries will be included within the definition of senior indebtedness. The aggregate principal amount of our senior indebtedness at December 31, 2001 was approximately $1.8 billion, of which approximately $319 million represented indebtedness owed by us to our subsidiaries. The aggregate principal amount of our subordinated debt at December 31, 2001 was approximately $202 million.

Global Certificates

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

     The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

     Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.

     So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

     Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of Centex, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

     Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

Events of Default

     “Event of default” when used in an indenture will mean any of the following:

•	failure to pay the principal or any premium on any debt security when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay when due interest on any debt security for 30 days;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of Centex; and

•	any other event of default included in any indenture or supplemental indenture.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee will not be charged with knowledge of any event of default other than our failure to make principal and interest payments unless actual written notice is received by the trustee.

     The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless:

•	the holder has given written notice of default to the trustee;

•	the holders of not less than 25% of the aggregate principal amount of debt securities of a particular series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

•	the trustee has not commenced an action within 60 days of receipt of that notice and indemnification; and

•	no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series.

     The holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee, however, may decline to follow that direction if, being advised by counsel, the trustee determines that the action is not lawful. In addition, the trustee may refuse to act if it in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee.

     Each indenture provides that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the trustee is under no obligation to exercise any of its rights or power under the indentures at the request of any of the holders of the debt securities of a particular series unless they have furnished to the trustee security or indemnity in reasonable amounts against the costs, expenses and liabilities which may be incurred by the trustee.

     We will be required to furnish to the trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant indenture.

Defeasance of Debt Securities

     We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities.

     Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Consolidation, Merger or Sale of Centex

     Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities of each series outstanding and performance of the covenants in the indentures.

     However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

Modification of the Indentures

     Under each indenture we may modify rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that such action does not adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants.

Certificates and Opinions to be Furnished to Trustee

     Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under such indenture, we must provide a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

Report to Holders of Debt Securities

     We will provide audited financial statements annually to holders of debt securities. The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as trustee, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

The Trustee

     JPMorgan Chase Bank, whose Corporate Trust Office is located at 600 Travis Street, Suite 1150, Houston, Texas 77002, is the trustee under the subordinated indenture and the senior indenture. JPMorgan Chase Bank serves as trustee with respect to our 8.75% subordinated debentures due March 1, 2007 and our 7.375% subordinated debentures due June 1, 2005, all previously issued under the subordinated indenture. JPMorgan Chase Bank also serves as trustee with respect to notes issued pursuant to our medium-term note programs and senior note programs, all issued under the senior indenture. JPMorgan Chase Bank is also the trustee under our indenture for our junior subordinated debt securities which may be offered to Centex Trust I and Centex Trust II, two subsidiaries of Centex which exist for the purpose of issuing trust preferred securities.

     Pursuant to the indentures and the Trust Indenture Act of 1939, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under the applicable indenture. If the trustee resigns, a successor trustee will be appointed in accordance with the terms and conditions of the applicable indenture.

     Centex and its affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

     The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series.

     Each indenture contains limitations on the right of the trustee, in the event that the trustee becomes our creditor, to obtain payment of its claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Ratings of Our Debt Securities By Rating Agencies

     Particular series of debt securities may be rated by one or more nationally recognized statistical rating agencies.

Method for Calling Meetings of the Holders of Debt

     Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "—Notices to Holders of Debt Securities” below. Generally speaking, except for any consent that must be given by all holders of a series as described under "—Modification of the Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “—Modification of the Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

     Each indenture and each series of debt securities will be governed by and construed in accordance with the laws of the State of Texas.

Notices to Holders of Debt Securities

     Notices to holders of debt securities of a series will be mailed to the addresses of the holders listed in the senior debt security register or the subordinated debt security register, as applicable.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $.25 per share; and

•	5,000,000 shares of preferred stock issuable in series.

     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our articles of incorporation, by-laws and the Rights Agreement, dated as of October 2, 1996 between us and ChaseMellon Shareholder Services, L.L.C., as rights agent, and the amendment to the Rights Agreement, all of which are exhibits to the registration statement of which this prospectus is part.

Common Stock

     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. For information regarding restrictions on payments of dividends, see the prospectus supplement applicable to any issuance of common stock.

     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock have the ability to elect all the directors. Thus, a stockholder is not entitled to a number of votes equal to his shares multiplied by the number of directors to be elected and to divide his votes among the candidates in any way he chooses.

     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

     On November 30, 1987, we distributed as a dividend to our stockholders, through a nominee, all of the issued and outstanding shares of the common stock, par value $.01 per share, of 3333 Holding Corporation, a Nevada corporation, and 900 warrants to purchase Class B Units of limited partnership interest in Centex Development Company, L.P., a Delaware limited partnership. Pursuant to an agreement with the nominee, the nominee is the record holder of the 900 warrants and 1,000 shares of common stock of 3333 Holding Corporation, which constitute all of the issued and outstanding capital stock of 3333 Holding Corporation, on behalf of and for the benefit of persons who are from time to time the holders of Centex common stock. Each Centex stockholder owns a beneficial interest in that portion of the 1,000 shares of common stock of 3333 Holding Corporation and the 900 warrants that the total number of shares of Centex common stock held by the stockholder bears to the total number of shares of Centex common stock outstanding from time to time. This beneficial interest is not represented by a separate certificate or receipt. Instead, each Centex stockholder’s beneficial interest in this pro rata portion of the shares of common stock of 3333 Holding Corporation and the 900 warrants is represented by the certificate or certificates evidencing the Centex common stock, and is currently tradable only in tandem with, and as a part of, Centex common stock.

     The common stock is listed on the New York Stock Exchange and trades under the symbol “CTX” and is listed on the London Stock Exchange Limited.

Preferred Stock

     Our board of directors can, without action by stockholders, issue one or more classes or series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

     We have summarized material provisions of the preferred stock in this section. This summary is not complete. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you.

     The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

     Any shares of preferred stock we issue will be fully paid and nonassessable.

     Our board of directors has reserved for issuance pursuant to our stockholder rights plan described below a total of 1,000,000 shares of Junior Participating Preferred Stock. We do not have any outstanding shares of preferred stock at the date of this prospectus.

Anti-Takeover Provisions

     The provisions of Nevada law and our articles of incorporation and by-laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

     Staggered Board of Directors

     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. The affirmative vote of the holders of two-thirds or more of the voting power of shares entitled to vote in the election of directors is required remove a director.

     Fair Price Provision

     Our articles of incorporation contain a fair price provision. Mergers, consolidations and other business combinations involving us and an “interested stockholder” require the approval of both the holders of at least 662/3% of our outstanding voting stock and the holders of a majority of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include the holder of 20% or more of our outstanding voting stock. The voting requirements do not apply, however, if the “disinterested directors,” as defined in our articles of incorporation, approve the business combination, or the business combination meets other specified fair price conditions.

     Liability of Our Directors and Officers

     As permitted by Nevada law, we have included in our articles of incorporation a provision that limits our directors’ and officers’ liability for monetary damages for breach of their fiduciary duty as a director or officer to us and our stockholders. The provision does not affect the liability of a director:

•	for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Director Nominations

     Our stockholders can nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our by-laws.

     Generally, stockholders must submit a nomination at least 90 days in advance of the annual stockholders’ meeting or, if the election is to be held at a special meeting, by the seventh day following the date on which notice of the special meeting is first given to stockholders. The notice must include the name and address of the stockholder and the person to be nominated, a representation that the stockholder is the holder of record of stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, a description of any arrangements or understandings with respect to the nomination of directors that exist between the stockholder and any other person, information about the nominee required by the SEC and the consent of the nominee to serve as a director if elected.

     Director nominations that are late or that do not include all required information may be rejected. This could prevent stockholders from making nominations for directors.

     Nevada Anti-takeover Statutes

     We are a Nevada corporation with at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and certain of our subsidiaries do business in Nevada. Nevada law provides that an acquiring person who acquires a controlling interest in a corporation meeting the control share law tests described in the preceding sentence may only exercise voting rights on any control shares if these voting rights are conferred by a majority vote of the corporation’s disinterested stockholders at a special meeting held upon the request of the acquiring person. If the acquiring person is accorded full voting rights and acquires control shares with at least a majority of all the voting power, any of our stockholders who did not vote in favor of authorizing voting rights for the control shares are entitled to payment for the fair value of his or her shares. A “controlling interest” is an interest that is sufficient to enable the acquiring person to exercise at least one-fifth of the voting power of the corporation in the election of directors. “Control shares” are outstanding voting shares that an acquiring person or associated persons acquire or offer to acquire in an acquisition and those shares acquired during the 90-day period before the person involved became an acquiring person.

     In addition, Nevada law restricts the ability of a corporation to engage in any combination with an interested stockholder for three years from when the interested stockholder acquires shares that cause the stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder is approved by the board of directors before the stockholder became an interested stockholder. If the combination was not previously approved, the interested stockholder may only effect a combination after the three-year period if the stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

     An “interested stockholder” is a person who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation; or

•	an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     Our articles of incorporation and bylaws do not exclude us from these restrictions.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

     Other Provisions

     Our articles of incorporation and by-laws also provide that:

•	special meetings of stockholders may only be called by the chairman of the board of our board of directors or a majority of our board of directors;

•	stockholders may act only at an annual or special meeting and not by written consent;

•	a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our by-laws; and

•	a 66 2/3% vote of the outstanding voting stock is required for the stockholders to amend our articles of incorporation.

Transfer Agent and Registrar

     ChaseMellon Shareholder Services, L.L.C. is our transfer agent and registrar.

Stockholder Rights Plan

     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. Each right entitles its holder to purchase from us one two-hundredths of a share of Junior Participating Preferred Stock, Series D, at an exercise price of $67.50, subject to adjustment under specified circumstances. The rights become exercisable under specified circumstances, including any person or group (an “acquiring person”) becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the fifteenth day after a person or group becomes an acquiring person. The stockholder rights plan and the rights expire in October 2006.

DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

     The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

     The description in the prospectus supplement will not necessarily be complete, and reference will be made to the warrant agreements which will be filed with the SEC.

DESCRIPTION OF STOCK PURCHASE
CONTRACTS AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as “stock purchase contracts.” The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice-versa and such payments may be unsecured or prefunded on some basis.

     The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

     Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the offered securities. As of February 1, 2002, Mr. Smerge beneficially owned 3,242 shares of our common stock and held options to purchase an additional 272,500 shares of our common stock, of which options covering 132,100 shares were exercisable.

EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

$

Centex Corporation

                  % Senior Notes due

PROSPECTUS SUPPLEMENT

           , 2003

Citigroup

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